We have read the Registrant's explanation of the reason for the filing of Form 12b-25, Notification of Late Filing. We concur that because of the recent change in the Plan's auditors and the unavailability of all required information from one of the Plan's custodians, the audit of the financial statements of the Plan could not be completed by the filing deadline.



                                           /s/ Crowe, Chizek and Company, LLP

Cleveland, Ohio
July 1, 2002